                                   Filed by Synopsys, Inc.  Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                            Subject Company:  IKOS Systems, Inc.
                                                   Commission File No.:  0-18623


                                                                    NEWS RELEASE




Editorial Contacts:

Craig Cochran                       Linda Prowse Fosler
Synopsys, Inc.                      IKOS Systems, Inc.
(650)584-4230                       (408)361-9667
craig@synopsys.com                  linda@ikos.com

Investor Contacts:

Steve Shevick                       Peter Denardo
Synopsys, Inc.                      Demer IR (for IKOS Systems)
(650)584-4880                       (925)938-2678, ext. 223
shevick@synopsys.com                pdenardo@demer-ir.com


SYNOPSYS/IKOS MERGER AGREEMENT FILED WITH SEC; PRICING DETAIL CORRECTION ISSUED
                            TO JULY 2 PRESS RELEASE




MOUNTAIN VIEW, Calif., July 5, 2001 -- Synopsys, Inc. (Nasdaq:SNPS) and IKOS Systems, Inc. (Nasdaq:IKOS) today announced that IKOS filed with the Securities and Exchange Commission on July 3, 2001 the merger agreement providing for the
acquisition by Synopsys of all outstanding shares of IKOS.   The merger
agreement is available at http://www.sec.gov. To understand the structure and terms of the proposed transaction, investors and analysts are urged to read the merger agreement.

     Synopsys and IKOS also released a correction to the second sentence of the second paragraph of the "Structure of the Transaction" section of the July 2, 2001 press release. The correct sentence should read as follows:

     The final price per share will be the price determined by revenue plus the change in backlog or the price determined by PBT, whichever is lower, except that if the price determined by PBT is lower than the price determined by revenue plus the change in backlog but the same or higher than the price determined by revenue without regard to backlog, the final price will be determined by revenue plus the change in backlog.

     The description of the merger and its pricing are qualified in their entirety by the terms of the merger agreement.

About IKOS

     IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. The company's mission is to develop and deliver high performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, UK, France, Germany, The Netherlands, Japan and India, and a distribution network throughout Asia-Pacific and Israel. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, 408/284-0400. For more information, visit http://www.ikos.com.
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About Synopsys

     Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems, and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.
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Synopsys is a registered trademark of Synopsys, Inc. IKOS is a registered trademark of IKOS Systems, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.

Additional Information: In connection with the proposed merger, Synopsys, Inc. plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a Proxy Statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.